

May 30, 2013

Via E-mail
Anthony Williams
Vice President and Corporate Counsel
Globus Medical, Inc.
2560 General Armistead Avenue
Audubon, PA 19403

> **Re:** **Globus Medical, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 5, 2013**
> **File No. 001-35621**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Related-Party Transactions, page 86

1. Your related party transactions disclosure should provide all of the disclosures required by Regulation S-K Item 404(a). Please include such disclosure in your future filings – including any amendment – as appropriate. For example, you should specifically name the officer or director who is a related person and that related person's ownership in the other entity. We note that this disclosure was included in your registration statement on Form S-1 in connection with your initial public offering.

Signatures

2. Please file a complete amendment to your Form 10-K with a Signatures page that includes all language that Form 10-K requires on a Signatures page, includes all required signatures on that Signatures page, and identifies who is signing in the capacity of principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Louis Rambo at (202) 551-3289 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Russell Mancuso
Branch Chief